Exhibit 99.2

MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT (this “Agreement”) is made the 20th day of December, 2024 (the “Effective Date”) among:

•	LAC Management LLC, a limited liability company existing under the Laws of the State of Nevada (“Manager”);

•	Lithium Nevada Ventures LLC, a limited liability company existing under the Laws of the State of Delaware (“Company”);

•	Lithium Nevada LLC, a limited liability company existing under the Laws of the State of Nevada (“LNC”); and

•	for purposes of Section 9, Lithium Americas Corp., a corporation organized and existing under the laws of the Province of British Columbia (“LAC”).

WHEREAS Company and its subsidiaries, including LNC, are engaged in the business of the development, construction, start-up, financing, ownership, operation and monetization of the Thacker Pass lithium project (the “Project”); and

WHEREAS Company wishes to retain Manager and desires Manager to provide the Services (as hereinafter defined), and Manager is willing to perform such Services under the terms and subject to the conditions of this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1.

Rules of Construction. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to Sections, unless the context requires a different construction, shall be deemed to be references to the Sections of this Agreement. In this Agreement, unless a clear contrary intention appears, the word “including” (and with correlative meaning “include”) means including, without limiting the generality of any description preceding such term. Words, terms and phrases used, but not specifically defined, in this Agreement shall have the meanings commonly ascribed to such words, terms or phrases. The headings of the various sections of this Agreement are for convenience only and shall not affect the meaning of the terms and conditions of this Agreement. No provision of this Agreement shall be interpreted or construed against any party solely because that party or its legal representative drafted such provision. Each reference in this Agreement to a party shall be construed to include its successors and permitted assigns. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the amended and restated limited liability company agreement of Company dated December 20, 2024 (the “Company LLC Agreement”).

2.	Term and Termination.

2.1

The term of this Agreement shall commence as of the Effective Date and, unless terminated earlier pursuant to Section 2.2 or Section 2.3 or extended by mutual agreement by the parties, end on the earlier of (a) regulatory approval of final reclamation and closure of the Project in Humboldt County, Nevada and (b) the date when Manager ceases to, directly or indirectly, own any equity interests of Company (the “Term”), in each case, subject to Section 2.4.

2.2	Subject to Sections 2.3 and 2.4, this Agreement may only be terminated during the Term by mutual written agreement between the parties, other than as set forth below.

(a)	Termination by Manager. Subject to Section 2.4, Manager may terminate this Agreement immediately upon written notice to Company in the event of any of the following trigger events by Company:

(i)

Company fails to pay to Manager any amounts due under this Agreement (other than any amounts which are the subject of a bona fide dispute) for ninety (90) days or more after such payment is due; provided this termination right shall not be available to Manager unless Manager has provided Company with notice of such payment failure at least sixty (60) days prior to termination under this Section 2.2(a)(i);

(ii)

a material default or material breach by Company under this Agreement that (A) is not reasonably curable or (B) if reasonably curable, is not cured by Company within sixty (60) days after written notice thereof from Manager to Company;

(iii)

Manager and its Affiliates collectively hold Proportionate Interests of less than [Redacted — commercially sensitive information]% and Manager has provided Company with at least ten (10) business days’ written notice of its intention to terminate this Agreement;

(iv)	a dissolution, liquidation or winding up of Company;

(v)	commencement of proceedings by Company to be adjudicated a voluntary bankrupt, or Company’s consent to the filing of a bankruptcy proceeding against it;

(vi)

Company files a petition, proposal or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy Law or makes an assignment for the benefit of its creditors generally;

(vii)	Company consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy over all or substantially all of its assets;

(viii)

any proceeding with respect to Company is commenced under Chapter 11 of the United States Bankruptcy Code or similar legislation relating to a compromise or arrangement with creditors or claimants, and such proceeding has not been stayed or terminated prior to the expiry of thirty (30) days after such proceeding has been commenced; or

(ix)	Company purports to assign or transfer this Agreement or any right or interest herein except in accordance with Section 16.

(b)	Termination by Company. Subject to Section 2.4, Company may terminate this Agreement immediately upon written notice to Manager in the event of any of the following trigger events by Manager:

(i)

a material default or material breach by Manager under this Agreement that (A) is not reasonably curable or (B) if reasonably curable, is not cured by Manager within sixty (60) days after written notice thereof from Company to Manager;

(ii)

Manager and its Affiliates collectively hold Proportionate Interests of less than [Redacted — commercially sensitive information]% and Company has provided Manager with at least ten (10) business days’ written notice of its intention to terminate this Agreement;

(iii)	a dissolution, liquidation or winding up of Manager;

(iv)	commencement of proceedings by the Manager to be adjudicated a voluntary bankrupt, or the Manager’s consent to the filing of a bankruptcy proceeding against it;

(v)

Manager files a petition, proposal or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy Law or makes an assignment for the benefit of its creditors generally;

(vi)	Manager consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy over all or substantially all of its assets;

(vii)

any proceeding with respect to the Manager is commenced under Chapter 11 of the United States Bankruptcy Code or similar legislation relating to a compromise or arrangement with creditors or claimants, and such proceeding has not been stayed or terminated prior to the expiry of thirty (30) days after such proceeding has been commenced;

(viii)

Manager’s failure to comply with the compliance covenants set forth on Schedule B (the “Compliance Covenants”), to the extent such failure is not (1) cured or corrected in all material respects within 30 days of the earlier of Manager’s receipt of notice or knowledge of same, or (2) if such incident of non-compliance (A) is not material, (B) is solely related to non-compliance with Section 1.1(c), Section 1.2(a)(ii) or Section 1.3(b) of the Compliance Covenants and (C) was not subject to a cure period under applicable Law but cannot be reasonably cured within such 30 day period, (x) the preparation and adoption by Manager of a bona fide plan within such 30 day period to cure such incident of non-compliance as soon as reasonably practicable and (y) the curing of such incident of non-compliance is within 60 days of the earlier of Manager’s receipt of notice or knowledge of same;

(ix)

a Parent Change of Control if it results in (A) the LAC Parent becoming a Sanctioned Person, FEOC or GM Competitor or (B) Manager not being reasonably capable of performing the Services contemplated hereby in substantially the same manner, and at substantially the same price, as during the twelve (12) months preceding such Parent Change of Control; or

(x)	Manager purports to assign or transfer this Agreement or any right or interest herein except in accordance with Section 16.

2.3

Any termination of this Agreement shall not affect any rights of any party that have accrued prior to the date of termination, nor relieve a party from any of its obligations or liabilities that have arisen hereunder prior to the date of termination, nor will it affect any obligations and rights contained in this Section 2.3 or in any of the other provisions of this Agreement that survive termination of this Agreement.

2.4

In the event of Manager’s removal or resignation pursuant to Section 2.2(a)(iii) or Section 2.2(b), then notwithstanding the provisions thereof, this Agreement shall be extended for a period of time not to exceed six (6) months (any such extension, and the period of such extension, at the Company’s sole discretion) (the “Transition Period”). During the Transition Period, and as part of the Services provided by Manager during the Transition Period in exchange for the Management Fee, Manager shall provide the Company Group and their respective designee(s) with reasonable transition services to facilitate an orderly transition from Manager’s Services (the “Disengagement Services”), to the extent such Disengagement Services are reasonably requested by Company. The parties shall cooperate and use commercially reasonable efforts to effectuate a smooth transition throughout the Transition Period, and, to the extent reasonably practical, without any (unless pre-approved by the Company in writing, in its sole discretion): (a) interruption of Services; (b) adverse impact on the provision of Services; or (c) interruption of any Services provided by Service Providers.

3.	Services.

3.1

During the Term of this Agreement and subject to the terms and conditions of this Agreement, Manager shall provide LNC or the Company and its other wholly-owned subsidiaries (collectively, the “Company Group” and each, a “Company Group Member”), with the services described in Schedule A-1 (the “Services”). LNC hereby acknowledges that Manager is not in the business of providing such Services other than under this Agreement. Notwithstanding the foregoing or anything herein to the contrary, the provision of the Services hereunder and the payment of any amounts by any Company Group Member to Manager hereunder shall be deemed to have been made in accordance with the Payment Principles attached as Schedule F.

3.2

Manager shall provide personnel reasonably required to staff and perform the Services which may be accomplished to the extent necessary by employees of Manager or its Affiliates (“Personnel”); provided, however, that the employees of Manager or its Affiliates utilized by Manager for the performance of the Services shall not be required to be dedicated solely to providing the Services and may, at the discretion of Manager, be employed by Manager or its Affiliates to perform duties unrelated to the Services.

3.3

Manager may have portions of the Services specifically identified on Schedule A-2, as amended from time to time pursuant to the terms set forth herein, performed by subcontractors pursuant to contracts for the provision of Services with Service Providers (such contracts, “Service Contracts”) to the extent consistent with Approved Third-Party Expenses. Manager shall ensure that all Service Contracts that are entered into following the Effective Date are entered into directly with the Company Group, other than any Service Contracts that Manager determines in good faith would be more beneficial to the Company Group if entered into by the Manager and or any of its Affiliates because of a group or volume discount or similar benefit, or that are “enterprise-level” agreements, including software licenses or relating to cybersecurity incident response, that would otherwise be impractical to enter into on a standalone basis in respect of the Company Group. With respect to the Services set forth on Schedule A-2 (Third-Party Services) marked with an asterisk for which a Service Contract is already in effect as of the Effective Date, Manager shall either (a) arrange for the Service Contract to be assigned to the Company Group, (b) cause the Company Group to enter into a new Service Contract with the applicable Service Provider consistent with Approved Third-Party Expenses, or (c) ensure that such existing Service Contract names the Company as an intended third-party beneficiary with all rights of enforcement thereunder. Manager shall provide copies of all Service Contracts to the Company.

3.4

Manager shall oversee and review the performance of all contractors of Manager or its Affiliates and all other direct suppliers, vendors and any other counterparty to the Service Contracts (collectively, the “Service Providers”, and each, a “Service Provider”). Manager shall incorporate, and require each Service Provider to incorporate, to the extent applicable any GM Supply Chain Policy in its contract for goods or services used in connection with this Agreement, unless Manager determines in good faith, after receiving advice from counsel, that (i) the Service Provider maintains its own code of conduct and/or other supply chain policy(s) and (ii) such code and/or other policy(s) are substantially similar in all material respects to the applicable portions of the GM Supply Chain Policies.

3.5

Manager shall cause the Services to be provided by Manager (i) in accordance with the terms and subject to the conditions set forth in Schedules A-1 and A-2 and this Agreement; (ii) in good faith and with the best interests of the Project and the Company Group, and in connection therewith shall exercise the standard and degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances; (iii) in compliance in all material respects (and require such compliance of others doing work on behalf of Manager) with the requirements of all applicable Laws, rules, codes, regulations, ordinances, and other legal and governmental requirements of any local, provincial, territorial, federal or international jurisdiction in providing the Services (including any applicable professional licensing or permitting Laws), as well as in compliance with the Compliance Covenants; (iv) in compliance with good mining standards and practices within the North American mining industry, (v) in compliance with any Offtake Agreement with GM and (vi) in compliance with the policies set forth on, and attached to, Schedule E (the “GM Supply Chain Policies”). In the performance of this Agreement and the Services hereunder, Manager shall provide the Services as an independent contractor and shall have authority to select the means, methods and manner of performing the Services (in compliance with this Agreement).

3.6

During the Term, Manager will direct the Personnel on a “day-to-day” basis, and the Personnel shall be subject to, and be treated by Manager in compliance with, all of the local jurisdiction’s rules and policies that apply to Manager. For greater certainty, and without limitation, (i) Manager will set overall policy and make all material decisions with respect to the Personnel providing the Services; (ii) Manager will retain ultimate authority over the Personnel during the Term; (iii) the Personnel will be under the exclusive supervision, direction and control of the board of directors of Manager; (iv) with respect to the performance of the Services, Manager will ensure that the Personnel complies with all requirements of the Company as set forth in the Company LLC Agreement and any Offtake Agreement with GM or with respect to any applicable GM Supply Chain Policy; and (v) the Company Group will not have or exercise any control or supervision over the Personnel providing the Services.

3.7	Subject to Section 3.2, neither party will make any changes to Schedule A-1 or Schedule A-2 except with the prior consent of the other party.

3.8	Manager shall be responsible for the maintenance of all required personnel records for the Personnel.

3.9

Unless expressly authorized by the Company in writing (pursuant to a Specified Approval) or pursuant to an Approved Third-Party Expense, in performing the Services and within its scope of authority, Manager shall not act as the Company Group’s agent. All Services provided by the Manager shall be for the account of the Company Group.

3.10

Notwithstanding anything in this Agreement to the contrary but subject to Section 3.11, Manager may not take any action in connection with the Services that would require approval of the Board of Directors of the Company, Specified Approval or Supermajority Approval pursuant to the Company LLC Agreement without obtaining the applicable required approval. Manager shall timely seek Company Consent from the Company as necessary to timely or properly perform its obligations hereunder. The Company shall review and promptly respond to all requests from Manager for the prior written consent of the Company for any required Board of Directors approval, Specified Approval or Supermajority Approval (the “Company Consent”). For the avoidance of doubt, Manager shall not seek Company Consent to add new Services under this Agreement other than in connection with the review and approval of the Programs and Budgets as set forth in Section 7.2 of the Company LLC Agreement.

3.11

In the event of an Emergency, Manager shall, subject to Section 3.10 but notwithstanding anything else in this Section 3 to the contrary, (i) take action to prevent or mitigate any actual or threatened damage, injury or loss arising out of such Emergency, and may commit funds and incur expenses that, in Manager’s discretion, are required to respond to or otherwise address such Emergency, including the safeguarding of life and property, and to comply with applicable Law, and (ii) commence, or cause to be commenced, any required remediation, maintenance or repair work necessary to keep the Project operating safely (or to restore the Project to safe operating condition) and in compliance with all applicable Law (“Emergency Expenses”). Manager shall take reasonable steps to mitigate any and all Emergency Expenses.

3.12

During the Term, Manager shall keep in full force and effect and maintain at its sole cost and expense the policies of insurance covering the insurance categories set forth in Schedule C-1 (Manager-Only Insurance Requirements) in respect of the Manager, with the specified minimum limits of liability specified therein, and shall keep in full force and effect and maintain the policies of insurance covering the insurance categories set forth in Schedule C-2 (Shared Insurance Requirements) in respect of the Company Group (and such policies may also cover Manager and its Affiliates), with the specified minimum limits of liability specified therein, subject to the allocation of costs between Manager and the Company Group in accordance with Approved Third-Party Expenses. Manager shall ensure that all Service Providers are contractually obligated to Manager to maintain the applicable policies of insurance as required by industry best practices.

4.

Relationship of the Parties. In the exercise of their respective rights and the performance of their respective obligations hereunder, the parties hereto are and shall remain independent parties. The parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. During the Term, all Personnel shall be employees of

Manager and its Affiliates and shall not have any employment relationship with the Company Group while performing the Services (it being acknowledged that certain Personnel may serve as directors or officers of a Company Group Member). Subject to the terms of this Agreement, Manager shall be solely responsible for the performance of the Services. Manager shall be entirely and solely in control of its acts and the acts of its and its Affiliates’ employees and agents while engaged in the performance of the Services. For purposes of this Agreement, “Affiliate” means with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the subject Person. Notwithstanding the previous sentence, Manager shall not be considered an Affiliate of the Company Group Members (other than as used in Section 2.2).

5.	Fees and Invoicing.

5.1

Company shall pay or cause to be paid to the Manager a fee of [Redacted — commercially sensitive information] per month for the Services performed by Manager hereunder (the “Management Fee”), which amount shall be adjusted annually with the Specified Approval of the Company (any such approved Management Fee, an “Approved Management Fee” and, together with the Management Fee, the “Management Fees”); provided that until the required Specified Approval of the Company is obtained for any revised Management Fee, the Company shall continue to pay or cause to be paid to the Manager the prior Approved Management Fee (increased by CPI), which shall be deemed to be the Approved Management Fee under this Agreement until a new Approved Management Fee is adopted in accordance with this Agreement. Manager shall not charge or collect any fees in excess of the Management Fee or, from and after approval thereof, an Approved Management Fee (it being understood that the Manager shall have no right to adjust the Management Fee pursuant to Section 7.6 of the Company LLC Agreement or otherwise), and the Manager acknowledges and agrees that in no event shall any Emergency Expense or Sustaining Expense adjustment constitute a portion of the Management Fee for the purposes of any CPI increases pursuant to this Section 5.1. The Manager acknowledges and agrees that (a) Approved Management Fees prior to Production Commencement shall not be paid in accordance with Section 5.3, and (b) in the event the Company does not have sufficient cash on hand to pay the Approved Management Fees, no Contribution Notice shall be submitted or delivered to the Members to request additional capital to be contributed to the Company in order to fund such Approved Management Fees, but instead, in each case, such amount shall be accrued by the Company and such accrued and unpaid Management Fees shall be subject to Sections 7.15 and 9.1(a)(ii) of the Company LLC Agreement. For the avoidance of doubt, no payment is required for any Approved Management Fees under this Agreement if such Approved Management Fees are properly accrued in accordance with Section 7.15 of the Company LLC Agreement, and any Approved Management Fees that are deemed paid pursuant to Section 7.15 of the Company LLC Agreement shall be deemed paid pursuant to this Agreement.

5.2

In addition to the Management Fees, the Company will reimburse Manager for (a) Emergency Expenses and Sustaining Expenses, and (b) the amount of the Approved Third-Party Expenses incurred by Manager in connection with the Services performed by third-party Service Providers and consistent with the then Approved Third-Party Expenses. As of the Effective Date, the Approved Third-Party Expenses for the Services are set forth on Schedule A-2, and shall not exceed an aggregate amount of (a) for the period from the Effective Date through December 31, 2024, [Redacted — commercially sensitive information] divided by 365, then multiplied by the number of days between the Effective Date and December 31, 2024, and (b) for the period from January 1, 2025 through December 31, 2025, [Redacted — commercially sensitive information]. Subject to Section 3.3, Approved Third-Party Expenses may be incurred by Manager in the name of the Company Group or incurred in the name of Manager, and Company shall pay or reimburse such Approved Third-Party Expenses promptly after receiving an invoice therefore together with reasonable supporting documentation (including, if applicable, regarding allocation between the Manager and its Affiliates, on the one hand, and the Company Group, on the other hand). “Approved Third-Party Expenses” means all amounts to be paid to third parties (including Governmental Authorities), including Service Providers, in connection with the provision of the Services that have been approved by the Company by Specified Approval or are set forth in an Approved Program and Budget. Manager acknowledges and agrees that to the extent any Approved Third-Party Expenses are not included in an Approved Program and Budget, such Approved Third-Party Expenses may not be incurred unless (and then only to the extent) expressly approved by Specified Approval. The Management Fee and detail of Approved Third-Party Expenses as of the Effective Date are set forth on Schedule D. In connection with seeking any approval of an Approved Program and Budget or other adjustment to the Management Fees or the Approved Third- Party Expenses, Manager shall provide to the Company such documentation as the Company may reasonably request. The Manager acknowledges and agrees that (a) Approved Third-Party Expenses prior to Production Commencement shall not be paid in accordance with Section 5.3 and (b) in the event the Company does not have sufficient cash on hand to pay the Approved Third-Party Expenses, no Contribution Notice shall be submitted or delivered to the Members to request additional capital to be contributed to the Company in order to fund such Approved Third-Party Expenses, but instead, in each case, such amount shall be accrued by the Company and such accrued and unpaid Approved Third-Party Expenses shall be subject to Sections 7.15 and 9.1(a)(ii) of the Company LLC Agreement. For the avoidance of doubt, no payment is required for any Approved Third-Party Expenses under this Agreement if such Approved Third-Party Expenses are properly accrued in accordance with Section 7.15 of the Company LLC Agreement, and any Approved Third-Party Expenses that are deemed paid pursuant to Section 7.15 of the Company LLC Agreement shall be deemed paid pursuant to this Agreement.

5.3

Manager shall, within fifteen (15) days after the end of each month, invoice Company in U.S. dollars for outstanding Management Fees and Approved Third-Party Expenses due to Manager for the prior month, and Company shall pay each invoice in U.S. dollars within thirty (30) days of the date of invoice. All applicable sales, goods and services, harmonized sales and value-added taxes charged by Manager shall be separately identified on the invoice and such invoices shall contain all information required by applicable Law including any prescribed information. In the event a jurisdiction requires Company to withhold tax from a payment to Manager, Company shall provide Manager with appropriate documentation and shall apply the tax withholding as a payment.

5.4

Manager shall keep books of account and such other records as appropriate to accurately provide the Services (including as necessary for the Company to comply with its obligations under Section 7.7 of the Company LLC Agreement) and to record the Services and related costs provided pursuant to this Agreement and all costs and expenses incurred by Manager in connection therewith, including itemized lists of costs and expenses and allocation percentages with written description and justification of such allocations. Such books of account and other records shall be open to inspection by Company.

6.	Intellectual Property.

6.1 Manager, on behalf of itself and its Affiliates, hereby grants to the Company and each Company Group Member a non-exclusive, worldwide, royalty free, irrevocable, non-transferable, non-sublicensable (except in connection with the receipt of the Services), limited license to use any Intellectual Property owned by Manager that is provided or otherwise made available by Manager to the Company or any other Company Group Member as part of the Services. Except as expressly set forth in this Section 6, nothing in this Agreement shall be construed to grant any Company Group Member or any other Person any rights in or to any Intellectual Property of Manager or its Affiliates. “Intellectual Property” means all (a) patents and pending patent applications, including provisionals, continuations, divisionals, continuations-in-part, reissues, or re-examinations thereof, (b) trademarks, (c) copyrights and works of authorship, (d) trade secrets, know-how, inventions, discoveries, formulae, practices, processes, procedures, ideas, specifications, engineering data, databases, and data collections, and (e) any other proprietary right, whether registered or unregistered.

6.2 During the Term, any Intellectual Property developed or conceived of by or for the Company Group, whether developed or conceived of solely by or for a Company Group Member or jointly by a Company Group Member with Manager or an Affiliate of Manager, including enhancements, modifications, derivatives, variants and improvements to any aspect of the Intellectual Property (collectively, “New IP”), will be considered to be a work made for hire or developed under a contract of services by Manager for the Company Group. Manager hereby assigns to Company, and shall cause any Affiliate to assign to Company, and Company shall own, all right, title and interest to all New IP. For clarity, Intellectual Property independently conceived of by Manager or any of its Affiliates, including any enhancements, modifications, derivatives, variants and improvements to Manager’s Intellectual Property, shall not be considered New IP.

7.

Ownership of Other Property. Except as otherwise contemplated by Section 6, all of the assets and properties owned, purchased, leased, developed, constructed and otherwise acquired or entered into in connection with the performance of the Services pursuant to this Agreement shall be and remain the sole property of the Company Group. During the term of this Agreement, Manager shall not, and shall cause its Affiliates to not, hold any such assets or properties in the name of the Manager or its Affiliates, it being understood that all such assets and properties shall be held in the name of a Company Group Member.

8.	Indemnification.

8.1

Manager’s Indemnity. Manager shall indemnify, defend and hold harmless the Company Group and their respective successors and assigns and officers, directors, Affiliates, shareholders, partners, members, managers, representatives and agents (collectively, but excluding the Manager Indemnified Parties, the “Company Indemnified Parties”) from and against any and all claims, losses, damages, charges, liabilities, obligations and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) against or incurred by a Company Indemnified Party directly attributable to the negligence, willful misconduct or fraud of Manager during the term of this Agreement; provided, however, that nothing contained herein shall be deemed to render Manager liable for, or obligated to indemnify any Company Indemnified Party against, any Losses to the extent attributable to or resulting from, the negligence or willful misconduct of any Company Indemnified Party or their respective agents or authorized representatives, Affiliates, subcontractors (other than Manager) and employees at any time during the term of this Agreement.

8.2

Company’s Indemnity. The Company shall indemnify, defend and hold harmless Manager and its successors and assigns and officers, directors, Affiliates, shareholders, partners, members, managers, representatives and agents (collectively, but excluding the Company Indemnified Parties, the “Manager Indemnified Parties”) from and against any and all Losses against or incurred by a Manager Indemnified Party arising in connection with this Agreement or in relation to the provision of the Services other than Losses for which the Manager is obligated to indemnify the Company Indemnified Parties pursuant to Section 8.1.

8.3

Procedures. If any claim is brought against a party hereto (the “Indemnified Party”), then the other party hereto (the “Indemnifying Party”) shall be entitled to participate in, and, unless a conflict of interest between the parties may exist with respect to such claim, assume the defense of such claim, with counsel reasonably acceptable to Indemnified Party. If Indemnifying Party does not assume the defense of Indemnified Party, or if a conflict precludes counsel for Indemnifying Party from providing the defense, then Indemnifying Party shall reimburse Indemnified Party on a monthly basis for the reasonable cost of Indemnified Party’s defense through separate counsel of Indemnified Party’s choice. If Indemnifying Party assumes the defense of Indemnified Party with acceptable counsel, Indemnified Party, at its sole option and expense, may participate in the defense with counsel of its own choice without relieving Indemnifying Party of any of its obligations hereunder. Indemnifying Party shall not settle any claim without the prior written approval of Indemnified Party, which approval shall not be unreasonably withheld, delayed or conditioned.

8.4

Limitation of Liability. Except in the case of fraud, willful misconduct or negligence, neither party hereto shall be liable for any consequential, special, exemplary or indirect losses or damages whatsoever, whether based in contract, in tort (including negligence and strict liability) or on any other legal or equitable theory, except to the extent such damages (a) constitute direct damages or (b) are awarded in connection with a third-party claim.

8.5

Sole Remedy. The indemnities set forth in this Section 8 and any right to terminate this Agreement, constitute the Indemnified Parties’ sole and exclusive remedies under or in connection with this Agreement and the transactions contemplated by this Agreement (including for any breach of or failure to perform any covenant or agreement set forth in this Agreement or for any other reason and regardless of the theory upon which any claim may be based, whether contract, equity, tort, fraud, warranty, strict liability, or any other theory of liability). Any and all claims arising out of or in connection with this Agreement and the transactions contemplated by this Agreement must be brought under and in accordance with the terms of this Agreement. To the extent that any Indemnified Party incurs any losses for which it would otherwise be entitled to assert any claim to indemnification, contribution, or recovery against the other party hereto or any of its Affiliates, or its and their respective shareholders, members, directors, managers, officers, employees, agents, advisors or representatives, in connection with this Agreement or the transactions contemplated by this Agreement, other than pursuant to the exclusive remedies described in this Section 8, such party hereby waives, releases, and agrees not to assert such claim, and such party agrees to cause each of its other Indemnified Parties, to waive, release, and agree not to assert such claim, in each case regardless of the theory upon which any claim may be based, whether contract, equity, tort, fraud, warranty, strict liability or any other theory of liability.

9.	Guarantee.

9.1

LAC hereby, unconditionally and irrevocably, as primary obligator and not merely as surety, guarantees the full and timely performance of all obligations and liabilities of Manager (including any obligation or liability resulting from any indemnification, dispute resolution, mediation or arbitration) under this Agreement (the “Obligations”).

9.2

In furtherance of the foregoing, if at any time Manager fails, neglects or refuses to timely or fully perform any of the Obligations in accordance with the terms and conditions set forth in this Agreement, then upon receipt of written notice from Company or any member of the Company Group with a claim or demand (any such Person, a “Claimant”), specifying the failure, LAC shall perform, or cause to be performed, any such obligation, responsibility, or undertaking as required pursuant to the terms and conditions of this Agreement, including all payment obligations of the Manager under this Agreement. LAC acknowledges that the Company may, in its sole discretion, and including on behalf of any other Company Group Member, bring and prosecute a separate action or actions against LAC in respect of any or all of the Obligations, regardless of whether action is brought against Manager or whether Manager is joined in any such action or actions (but, for the avoidance of doubt, without any right to duplicative recovery). Subject to the immediately preceding sentence, with respect to any claim, action or proceeding against LAC in connection with this Section 9, LAC shall be entitled to assert only those defenses which Manager would be able to assert if such claim, action or proceeding were to be asserted or instituted against Manager.

9.3

Except as to applicable statutes of limitations, the Obligations of LAC shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure of any Claimant to assert any claim or demand or to enforce any right or remedy against Manager, (ii) any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement (other than in connection with an assignment permitted by Section 16 or an amendment of this Section 9 in accordance with Section 21), (iii) any change in the organizational existence, structure or ownership of Manager or LAC, (iv) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Manager or LAC, (v) the existence of any claim, set-off or other right which Manager or LAC may have at any time against any Claimant, whether in connection with the Obligations or otherwise, (vi) the value, genuineness, validity or enforceability of this Agreement or (vii) any other act or omission that may in any manner or to any extent vary the risk of or to LAC or otherwise operate as a discharge of LAC as a matter of law or equity; provided that LAC shall be entitled to assert, as a defense to any payment or performance by LAC under this Agreement, any contractual claim or defense that Manager could assert against the Claimant under the terms of, or with respect to, this Agreement to the extent that such claim or defense would, under the terms of this Agreement, relieve LAC of the applicable Obligations.

9.4

To the fullest extent permitted by Law, LAC hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by any Claimant, including any right to require any Claimant to proceed against any additional or substitute obligors or guarantors or to pursue or exhaust any other remedy available to any Claimant. LAC waives diligence, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereinafter in effect, any right to require the marshalling of any assets and all suretyship defenses generally. LAC acknowledges that it has and will continue to receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 9.4 are knowingly made in contemplation of such benefits.

9.5

No delay on the part of any Claimant in the exercise of any right or remedy shall operate as a waiver thereof, and no single exercise by any Claimant of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy; nor can any modification or waiver of any provision of this Section 9 be binding upon any Claimant (other than any amendment in accordance with Section 21). Each and every right, remedy and power hereby granted to any Claimant or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by such Claimant at any time or from time to time.

10.

Confidentiality. All non-public, confidential or proprietary information of Company (“Confidential Information”), including, but not limited to, specifications, samples, patterns, designs, plans, drawings, documents, data, business operations, lists, pricing, discounts or rebates disclosed by Company to Manager, whether disclosed orally or disclosed or accessed in written, electronic or other form or media, and whether or not marked, designated or otherwise identified as “confidential,” in connection with this Agreement is confidential, solely for Manager’s use in performing this Agreement and may not be disclosed or copied unless authorized by Company in writing. Confidential Information does not include any information that: (a) is or becomes generally available to the public other than as a result of Manager’s breach of this Agreement; (b) is obtained by Manager on a non-confidential basis from a third party that was not legally or contractually restricted from disclosing such information; or (c) Manager establishes by documentary evidence was in Manager’s possession prior to Company’s disclosure hereunder. Manager shall use the same degree of care, but no less than reasonable care, to protect the Company’s Confidential Information as it uses to protect its own Confidential Information. Notwithstanding the foregoing, Confidential Information may be disclosed by the Manager in accordance with Section 13.1(b) of the Company LLC Agreement, mutatis mutandis. Upon Company request, Manager shall promptly return all documents and other materials received from the disclosing party. Company shall be entitled to injunctive relief for any violation of this Section 9.

11.

Compliance with Law. Manager shall comply with all applicable Laws, regulations and ordinances in all material respects. Manager has and shall maintain in effect all licenses, permissions, authorizations, consents and permits that it needs to carry out its obligations under this Agreement.

12.

Force Majeure. In the event Manager is rendered unable, wholly or in part, by Force Majeure to carry out its obligations under this Agreement, Manager shall give notice in writing to the Company promptly after the occurrence of such event, setting out the extent to which the ability of Manager to perform the Services has been affected by such Force Majeure, and the obligations of Manager, so far as and to the extent that they are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused. As soon as practicable, Manager shall send Company a report on the actions needed to be taken to overcome the effects of the Force Majeure and estimates of the costs entailed in and time required for overcoming the effects of the event of Force Majeure. “Force Majeure” means any cause or causes not reasonably within the control of Manager, and which, by the exercise of reasonable diligence, Manager is unable to prevent or overcome, including, in each case, to the extent satisfying the foregoing, strikes; lockouts or other industrial disturbances; acts of the public enemy; acts of terror; sabotage; wars; blockades; military action; insurrections; riots; epidemics; pandemics; landslides; lighting; earthquakes; fires; storms; floods; washouts; civil disturbances; explosions or other casualty events; breakage or accident to, or partial or total failure of, machinery or equipment; the necessity for testing, inspections or making repairs or alterations to machinery or equipment; act action or restraint by any Governmental Authority; and any changes in applicable Law imposed after the Effective Date.

13.

Entire Agreement. This Agreement, including and together with any related schedules, attachments and appendices, constitutes the sole and entire agreement of the parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, regarding such subject matter.

14.

Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

15.

Waiver. No waiver by any party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

16.

Assignment. No party may assign any or all of their rights, benefits and obligations under this Agreement to any other person without the prior written consent of the other party hereto and provided that such assigning party remains liable to observe and perform all of its obligations and covenants hereunder and such assignee agrees in writing with the other party to be bound by the terms and provisions of this Agreement; provided, that, the Company may assign this Agreement without the consent of Manager to a third party purchaser of all or substantially all of the Company’s assets. Manager shall not, without the prior written consent of the Company, permit, directly or indirectly, a (a) change of Control (other than a Parent Change of Control) or (b) transfer of any direct Equity Securities of Manager to (i) a Sanctioned Person, (ii) a FEOC or (iii) a GM Competitor. In the event there is a change of Control of Company resulting from a transfer pursuant to the requirements set forth in the Company LLC Agreement, in connection with the consummation of the applicable transfer, Manager shall assign all of its rights, benefits and obligations under this Agreement to the transferee (or an Affiliate) and shall ensure that an entity with the appropriate financial wherewithal assumes the guarantee obligations of LAC set forth in Section 9.

17.

No Third-Party Beneficiaries. This Agreement benefits solely the parties to this Agreement and their respective permitted successors and assigns and nothing in this Agreement, express or implied, confers on any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18.

No Set Off. Regardless of any other rights under any agreements, neither Manager nor Company shall have the right to set-off the amount of any claim it may have under this Agreement, whether contingent or otherwise, against any amount owed by such party to the other party, whether under this Agreement or otherwise.

19.

Survival. The terms and provisions of the obligations or agreements of the parties hereto under Section 1, Section 6 and Sections 8 through 25 shall survive any termination of this Agreement and will be construed as agreements independent of any other provisions of this Agreement.

20.

Notice. Any notices required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when delivered or sent if delivered in person or sent by facsimile or electronic transmission (provided confirmation is obtained), on the third business day after dispatch by registered or certified mail, or on the next business day if transmitted by national overnight courier, in each case as follows: (a) if to Manager: LAC Management LLC, 5310 Kietzke Lane, Suite 200, Reno, Nevada 89511, Attention: General Counsel, Email: [Redacted — personal information]; and (b) if to Company: HoldCo 1 LLC, 5310 Kietzke Lane, Suite 200, Reno, Nevada 89511, Attention: General Manager, Email: [Redacted — personal information].

21.	Amendment of Agreement. No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

22.

Governing Law. This Agreement, and the rights and liabilities of the parties hereto under this Agreement, shall be governed by and interpreted in accordance with the Laws of the State of Nevada, except for its rules as to conflicts of laws that would apply the Laws of another state.

23.

Arbitration. Each of the parties hereto shall use commercially reasonable efforts to resolve any dispute among them that relates to this Agreement and to settle any such dispute through joint cooperation and consultation. Any dispute whatsoever among any of the parties with respect to the interpretation of, or relating to any alleged breach of, this Agreement that the parties are unable to settle within thirty (30) days, as set forth in the preceding sentence, shall be resolved by final and binding arbitration administered by the International Centre for Dispute Resolution in accordance with its International Arbitration Rules, before a panel of three (3) arbitrators. Any such arbitration shall be held in New York, New York unless another location is mutually agreed upon by the parties to such arbitration. Such arbitration shall be the exclusive remedy hereunder with respect to any dispute relating to this Agreement; provided, however, that nothing contained in this Section 23 shall limit any party’s right to bring (a) post-arbitration actions seeking to enforce an arbitration award or (b) actions seeking emergency or temporary injunctive or other similar temporary relief (pending the resolution of the arbitration contemplated herein) in the event of a breach or threatened breach of any of the provisions of this Agreement. If this Section 23 is for any reason held to be invalid or otherwise inapplicable with respect to any dispute, then any action or proceeding brought with respect to any dispute arising under this Agreement, or to interpret or clarify any rights or obligations arising hereunder, shall be maintained solely and exclusively in the state or U.S. federal courts in the State of Nevada. With respect to any action or proceeding that a successful party to the arbitration may wish to bring to enforce any arbitral award or to seek injunctive or other similar relief in the event of the breach or threatened breach of this Agreement (or any other agreement contemplated hereby), each party irrevocably and unconditionally

(and without limitation): (i) submits to and accepts, for itself and in respect of its assets, generally and unconditionally the non-exclusive jurisdiction of the courts of the United States and the State of Nevada; (ii) waives any objection it may have now or in the future that such action or proceeding has been brought in an inconvenient forum; (iii) agrees that in any such action or proceeding it will not raise, rely on or claim any immunity (including from suit, judgment, attachment before judgment or otherwise, execution or other enforcement); (iv) waives any right of immunity which it has or its assets may have at any time; and (v) consents generally to the giving of any relief or the issue of any process in connection with any such action or proceeding including the making, enforcement or execution of any order or judgment against any of its property. Each party shall use best efforts to cause any proceeding conducted pursuant to this Section 23 to be held in confidence by the International Centre for Dispute Resolution, the arbitrators and each of the parties to such proceeding and their respective Affiliates, and all information relating to or disclosed by any party thereto in connection with such proceeding shall be treated by the parties thereto, their respective Affiliates and the arbitrators as confidential business information and no disclosure of such information shall be made by any party thereto, its Affiliates or the arbitrator without the prior written consent of the party thereto furnishing such information in connection with the arbitration proceeding, except as required by applicable law or to enforce any award of the arbitrators. The party whom the arbitrators determines is the prevailing party in such arbitration shall receive, in addition to any other award pursuant to such arbitration or associated judgment, reimbursement from the other party of all reasonable legal fees incurred with respect to such arbitration.

24.

Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY KNOWINGLY AND VOLUNTARILY WAIVES ITS RIGHTS TO TRIAL BY JURY IN ANY LITIGATION INVOLVING OR IN ANY WAY RELATING TO A DISPUTE ARISING HEREUNDER.

25.

No Recourse. No Person who is not a named party to this Agreement, including without limitation any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, financing source, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”) shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

26.

Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Any such counterpart may be delivered by electronic mail and each party waives any defense that delivery by electronic mail affects the enforceability of this Agreement.

[Signatures on the following page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives on the Effective Date.

LAC Management LLC

By:	Signed “Jonathan Evans”
Name:	Jonathan Evans
Title:	Chief Executive Officer

Lithium Nevada Ventures LLC

By:	Signed “Jonathan Evans”
Name:	Jonathan Evans
Title:	President

Lithium Nevada LLC

By:	Signed “Jonathan Evans”
Name:	Jonathan Evans
Title:	President

Lithium Americas Corp.

By:	Signed “Edward Grandy”
Name:	Edward Grandy
Title:	Senior Vice President, General Counsel

[Signature Page to Management Services Agreement (Thacker Pass)]

SCHEDULE A-1

[Redacted — commercially sensitive information]

SCHEDULE A-2

[Redacted — commercially sensitive information]

SCHEDULE B

Compliance Covenants

1.1	Anti-Bribery and Corruption Compliance

For the Term of this Agreement, and in connection with Manager carrying out its related responsibilities:

(a)	Manager shall cause its employees, directors, officers, and to the best of its ability, agents, and any Person acting on its behalf to comply, with applicable Anti- Corruption Laws;

(b)	neither Manager, its Affiliates, nor any of its or their employees, directors, officers, or to the knowledge of Manager, any agents, or any Person acting on its behalf shall:

(i)

give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment) directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other Person to act in violation of their lawful duty, (C) securing any improper advantage or (D) persuading any Government Official or other Person to use their influence with any Governmental Authority or any government-owned Person to effect or influence any act or decision of such Governmental Authority or government-owned Person;

(ii)

accept, receive, agree to accept, or authorize the acceptance of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws; and

(c)

Manager shall (and shall cause its Affiliates to) institute and maintain risk-based compliance program with policies, procedures, internal controls, training, monitoring, oversight with appropriate resourcing which is reasonably designed to ensure compliance with all applicable Anti-Corruption Laws following guidance provided by the U.S. Department of Justice including records of payments to third parties (including, without limitation, agents, consultants, representatives, and distributors) and Government Officials. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which Manager adopts an anti-corruption compliance policy, Manager shall provide a copy of such policy to the Company, together with the resolutions of the Board of Directors or other relevant official document evidencing Manager’s adoption of such policy. Upon reasonable request, Manager agrees to provide responsive information to the Company concerning its compliance with Anti-Corruption Laws. Manager shall promptly notify the Company if Manager becomes aware of any material violation of Anti-Corruption Laws.

1.2	Trade and Sanctions Compliance

(a)	For the Term of this Agreement, and in connection with Manager carrying out its related responsibilities:

(i)

Manager shall and shall cause its Affiliates and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf to comply with all applicable Sanctions;

(ii)

Manager shall, as soon as practicable (and in any event no later than January 1, 2025) institute and maintain a risk-based compliance program to ensure compliance with Sanctions by itself, its Affiliates, and each of their respective directors, officers, and employees, and any other Person acting on their respective behalf. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by OFAC, BIS and any other relevant Sanctions Authority. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which Manager adopts such policy, Manager shall provide a copy of such policy to the Company, together with the resolutions of the Board of Directors or other relevant official document evidencing Manager’s adoption of such policy. Upon reasonable request, Manager agrees to provide responsive information to the Company concerning its compliance with Sanctions. Manager shall promptly notify the Company if Manager becomes aware of any material violation of Sanctions;

(iii)

Manager shall not, and shall cause its Affiliates and its and their respective employees, directors or officers not to conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(iv)

neither Manager, nor any of its Affiliates or their respective directors, officers, or employees: (i) shall be a Sanctioned Person; or (ii) to the best knowledge of Manager, shall act under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(b)	As of the date of this Agreement:

(i)

neither Manager, nor any of its Affiliates, or its or their respective employees, directors or officers conducts any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(ii)

neither Manager, nor any of its Affiliates or their respective directors, officers, or employees, nor any direct or, to the knowledge of Manager, indirect owner of one percent (1%) or more interest in Manager as of the date of this Agreement, or any direct or, to the knowledge of Manager, indirect owner that may acquire five percent (5%) or more interest in Manager after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of Manager, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(c)

This Section 6.2 shall not be interpreted or applied in relation to Manager to the extent that the representations made under this Section 6.2 violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

1.3	Anti-Money Laundering Compliance

For the Term of this Agreement, and in connection with Manager carrying out its related responsibilities:

(a)	Manager shall cause its employees, directors, officers, and to the best of its ability its agents, and any Person acting on its behalf to comply with all applicable Anti-Money Laundering Laws; and

(b)

Manager shall as soon as practicable (and in any event no later than January 1, 2025) institute and maintain policies, procedures, and internal controls designed to ensure compliance with any applicable Anti-Money Laundering Laws by itself, its Affiliates’ and each of their respective directors, officers, and employees, and any other Person acting on their respective behalf.

1.4	Restrictions on Transactions with an FEOC.

For the Term of this Agreement, Manager shall not, and shall cause each of its Affiliates to not, without the Company’s prior written consent:

(a)	enter into any agreement in respect of, or otherwise support or recommend, a direct or indirect equity investment in Manager from, or any change of control to, a Sanctioned Person or a FEOC;

(b)

conduct any business transaction or activity with a FEOC to the extent such business transaction or activity would disqualify vehicles incorporating the offtake purchased by GM from Manager from being eligible for tax credits under the Inflation Reduction Act of 2022, as amended;

(c)	enter into any agreement in respect of, or otherwise support or recommend, any of the following transactions with a Sanctioned Person or FEOC:

(i)	a direct or indirect equity investment in an Affiliate of Manager that directly or indirectly owns the assets of the Project, including a joint venture with respect to the Project;

(ii)

the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Project; or

(iii)	the acquisition, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Project.

SCHEDULE C-1

[Redacted — commercially sensitive information]

SCHEDULE C-2

[Redacted — commercially sensitive information]

SCHEDULE D

[Redacted – commercially sensitive information]

SCHEDULE E

GM Supply Chain Policies

[See attached.]

SUPPLIER CODE OF CONDUCT

This Supplier Code of Conduct (“Code”) articulates General Motors Company’s (“GM”) expectations of the conduct of suppliers and business partners doing business with GM (“suppliers”). This Code is based on our corporate values for responsible and sustainable products and operations and aligns with the ten principles of the United Nations Global Compact, of which, GM is a signatory. Suppliers are expected to understand and act consistent with GM’s approach to integrity, responsible sourcing, and supply chain management. GM expects suppliers will cascade similar expectations through their own supply chains.

GM endeavors to do business with suppliers that meet our standards and behave consistently with, and positively reflect, GM’s values throughout the supply chain. GM expects that suppliers will satisfy contractual requirements, comply with laws, regulations, and GM policies and act consistently with the principles and values of our GM Code of Conduct, Winning with Integrity, and this Code.

HUMAN RIGHTS

GM expects all suppliers to have processes in place to prevent, mitigate, and take effective measures to remediate adverse human rights impacts. Suppliers are expected and required to adhere to and cascade GM’s Human Rights Policy or equivalent expectations throughout their supply chain.

The United Nations Guiding Principles on Business and Human Rights serve as a guiding framework for GM’s work related to human rights. GM is also committed, and expects suppliers to commit, to the OECD Guidelines for Multinational Enterprises; the International Labor Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work; the International Bill of Human Rights; the Universal Declaration of Human Rights; and the International Covenant on Economic, Social and Cultural Rights. Suppliers are expected to comply with these internationally recognized standards.

Freely Chosen Employment

Suppliers and their employment agencies will not use slave, forced prisoner, bonded, indentured, or any other form of forced or involuntary labor. Suppliers will also not engage, directly or indirectly, in human trafficking. Suppliers will provide all workers with a written employment agreement or notification that contains a description of terms and conditions of employment as part of the hiring process, and foreign migrant workers will receive the employment agreement prior to the worker departing from their country of origin with no substitution or change(s) upon arrival in the receiving country except as required to meet local law. Employees must be free to terminate their employment without penalty.

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Freedom of Movement

Suppliers and their employment agencies will not impose restrictions on entering or exiting company-provided facilities including, if applicable, workers’ dormitories or living quarters, except when lawful and necessary for safety or security purposes. Suppliers will refrain from restricting workers’ movement through the retention of bank payment cards or similar arrangements for accessing wages. Suppliers will also refrain from requiring workers to use company-provided accommodation. Suppliers and their employment agencies, will not destroy, withhold, or conceal identity or immigration documents, such as government-issued identification, passports, or work permits.

Child Labor

Suppliers and their employment agencies will not use child labor. GM has a zero-tolerance policy regarding the use of child labor. Suppliers will implement an appropriate mechanism to verify that the age of workers and workers recruited comply with the ILO Minimum Age Convention (No. 138) and will provide substantiation of this verification upon request. If child labor is discovered in its supply chain, suppliers will cease employment of the child/children and take reasonable measures to enroll the child/children in a remediation/education program. Suppliers will not use workers under the age of 18 (“young workers”) to perform work that is likely to jeopardize their health or safety. If young workers are found to be involved in work that is likely to jeopardize their health or safety, suppliers will take reasonable measures to immediately remove the young workers from the situation and provide alternative work that is age appropriate.

Working Hours

Suppliers will comply with local laws and collective bargaining agreements (where applicable) regarding working hours. Working hours must not exceed the maximum set by local law.

Wages and Benefits

Suppliers and their employment agencies will pay wages and provide benefits and compensation to workers that comply with all applicable wage laws and regulations, including those relating to minimum wages, overtime hours, medical leave, and legally mandated benefits, and in line with Article 7 of the International Covenant on Economic, Social and Cultural Rights. Suppliers will refrain from making any deductions from wages as a disciplinary measure or imposing any financial burdens on workers related to recruitment costs. For each pay period, suppliers will provide workers with a timely and understandable written wage statement that includes sufficient information to verify accurate compensation for work performed. Workers shall receive equal pay for equal work, including paying a fair wage that meets or exceeds legal minimum standards. All use of temporary, dispatch and outsourced

2

labor shall be within the limits of the local law. In the absence of local law, the wage rate for student workers, interns, and apprentices should be at least a substantially similar wage rate as other entry-level workers performing equal or similar tasks. Workers must be paid directly, in a timely fashion, and in recognized currency. Suppliers will keep records of worker hours and wage documentation in accordance with local law.

Humane Treatment

Suppliers will not engage in harsh or inhumane treatment including violence, gender-based violence, sexual harassment, sexual abuse, corporal punishment, mental or physical coercion, bullying, public shaming, or verbal abuse of workers; nor is there to be the threat of any such treatment. Suppliers will have disciplinary policies and procedures in place for any violations of these requirements that are clearly defined and communicated to workers.

Recruitment Practices

Suppliers will not require workers to pay suppliers’ agents’ or sub-agents’ recruitment fees or other related fees for their employment. Suppliers will provide full reimbursement to job seekers and workers if they have been required to pay any such fees or related costs. If necessary for a supplier to use a labor broker, the supplier will only use brokers that employ ethical recruitment practices, comply with applicable laws, and do not withhold identity documents.

Non-Discrimination/Non-Harassment

Suppliers will be committed to a workplace free of harassment and unlawful discrimination. Suppliers will not engage in discrimination, harassment, intimidation, violence, or other adverse actions to employees based on race, color, age, gender, sexual orientation, gender identity and expression, ethnicity or national origin, disability, pregnancy, religion, political affiliation, union membership, covered veteran status, protected genetic information, marital status or any other basis prohibited by law including in hiring and employment practices such as wages, promotions, rewards, and access to training.

Freedom of Association

Suppliers will comply with and respect all applicable laws and ILO core conventions related to the rights of workers to form and join trade unions of their own choosing, to bargain collectively, to engage in peaceful assembly, as well as respect the right of workers to refrain from such activities. Suppliers will avoid any form of threats, intimidation, physical or legal attacks against stakeholders, including union members and union representatives, exercising their legal rights to freedom of expression, association, and peaceful assembly.

Vulnerable Groups

Suppliers will commit to protect the rights of vulnerable groups within their businesses and supply chains, particularly the rights of women, indigenous peoples, children, and migrant workers. Suppliers will develop and implement internal measures to provide equal pay and opportunities throughout all levels of employment. Suppliers will also implement measures to address health and safety concerns that are particularly prevalent among women workers, including, but not limited to, preventing sexual harassment, offering physical security, and providing reasonable accommodation for nursing mothers.

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Human Rights Defenders

Human rights defenders are individuals or groups who act to promote and protect human rights and fundamental freedoms through peaceful means. Suppliers will commit to neither tolerate nor contribute to threats, intimidation, or attacks against human rights defenders in relation to their operations to create safe and enabling environments for civic engagement and human rights at local, national, or international levels.

Diversity, Equity, and Inclusion

GM encourages suppliers to develop and promote inclusive cultures where diversity is valued and celebrated and everyone is able to contribute fully and reach their full potential. Suppliers should encourage diversity in all levels of their workforce and leadership, including boards of directors.

HEALTH & SAFETY

Suppliers will provide clean, healthy, and safe working environments for their personnel that meet or exceed legal standards. Suppliers will have safety procedures for their employees and tracking tools that drive to a goal of zero workplace safety incidents. Supplier employees will have the right to refuse work and report any conditions that do not meet these criteria. Suppliers will also properly manage the health and safety of contractors performing work on supplier’s premises.

Occupational Safety

Suppliers will identify, assess, and mitigate worker potential for exposure to all health and safety hazards including eliminating the hazard, substituting processes or materials, controlling through proper design, implementing engineering and administrative controls, preventative maintenance, and safe work procedures (including lockout/tagout). Suppliers will provide ongoing occupational health and safety training, including prior to the beginning of work. Health and safety related information shall be clearly posted in the facility or placed in a location identifiable and accessible by workers. Where hazards cannot be adequately controlled by these means, suppliers will provide workers with appropriate, well-maintained, personal protective equipment (PPE) and associated training on how and when it needs to be applied. Suppliers will also provide communication and training to their workforce regarding the risks to them associated with these hazards.

4

Emergency Preparedness

Suppliers will work to actively identify and assess potential emergency situations and events and minimize their impact by implementing emergency plans and response procedures including emergency reporting, employee notification and evacuation procedures, worker training, and drills. Suppliers will execute emergency drills at least annually or as required by local law. Emergency plans should include appropriate fire detection and suppression equipment, clear and unobstructed egress, adequate exit facilities, contact information for emergency responders, and recovery plans.

Physically Demanding Work

Suppliers will identify, evaluate, and control worker exposure to the hazards of physically demanding tasks, including manual material handling and heavy or repetitive lifting, prolonged standing, and highly repetitive or forceful assembly tasks.

Machine Safeguarding

Suppliers will evaluate production and other machinery for safety hazards. Physical guards, safeguarding devices, and barriers must be provided and properly maintained where machinery presents an injury hazard to workers.

Sanitation, Food, and Housing

Suppliers will take reasonable measures to provide workers with ready access to clean toilet facilities, potable water, and sanitary eating facilities. Any worker dormitories or living quarters provided by suppliers should also be maintained to be clean and safe, and provided with appropriate emergency egress, hot water for bathing and showering, adequate lighting and heat and ventilation, and individually secured accommodations for storing personal and valuable items.

Occupational Injury and Illness

Suppliers will have procedures and systems to prevent, investigate, root cause, manage, track, and report occupational injury and illness, including provisions to encourage worker reporting, classify and record injury and illness cases, provide necessary medical treatment, investigate cases, and implement corrective actions to eliminate their causes, and facilitate the return of workers to work.

Product Safety

Suppliers and contractors will promptly communicate any safety concern related to GM vehicles. “Speak Up for Safety” is a program that suppliers and contractors working on behalf of GM can use to report vehicle safety concerns and make suggestions to improve safety. Safety concerns or suggestions can be made at any time through the GM Awareline.

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ENVIRONMENT

Responsible Stewardship

Suppliers will continually strive to protect the communities and environment that surround them. Suppliers will also continually strive to conserve natural resources including water, fossil fuels, minerals, and virgin forest products by practices such as modifying production, maintenance and facility processes, materials substitution, re-use, conservation, recycling, or other means. Suppliers should promote circularity and closed loop systems by supporting the use of sustainable, renewable natural resources while reducing emissions, pollution, and waste.

Environmental Permits and Reporting

Suppliers will follow applicable local, national, and international environmental laws. Suppliers will obtain and keep current all required environmental permits, approvals, and registrations, follow their operational and reporting requirements, and will provide said documentation to GM upon request. GM encourages all suppliers to be bold and go beyond compliance obligations to integrate additional environmentally sustainable practices throughout the company.

Pollution Prevention

Suppliers will minimize or eliminate emissions and discharges of pollutants and generation of waste at the source or by practices such as adding pollution control equipment, modifying production, maintenance, and facility processes, or by other means. Suppliers will routinely monitor and disclose, appropriately control, minimize, and strive to eliminate contributing to pollution, as required by and in accordance with applicable law. Suppliers should assess cumulative impacts of pollution sources at their facilities.

Greenhouse Gas Emissions

Suppliers will continually strive to reduce greenhouse gas emissions. Suppliers will track Scope 1, 2, and 3 greenhouse gas emissions. Upon request, suppliers will share Scope 1, 2, and 3 greenhouse gas emissions data with GM, and/or publish that data through GM’s preferred third-party. Suppliers shall establish time-bound emission reduction goals and shall strive to obtain approved science-based targets that are at a minimum aligned with GM’s Supplier Sustainability Partnership Pledge.

Other Air Emissions

Suppliers will follow applicable local, national, and international air pollution control laws. Suppliers will characterize, routinely monitor, control, and treat emissions of air pollutants as required by law. Ozone depleting substances must be effectively managed in accordance with the Montreal Protocol and applicable regulations. Suppliers will conduct routine monitoring of the performance of their air emission control systems. Hazardous air emissions shall be characterized, monitored, and controlled as required by permits and local, national, or international regulation. Suppliers will monitor performance of air emission control systems for effectiveness.

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Hazardous Substances

Suppliers will identify, label, store, and manage chemicals, waste, and other materials posing a hazard to human health or the environment and will use safe handling, movement, storage, use, recycling or reuse, and disposal in compliance with GM requirements and international, national, and local laws. Suppliers will look for ways to reduce the use of hazardous materials and substances of concern within products and their manufacturing processes.

Materials Restrictions

Suppliers will adhere to all applicable laws, regulations and GM requirements regarding restrictions and prohibitions of specific substances in products and manufacturing including labeling and disposal. If requested, suppliers will provide information or reports of the composition of all substances or materials supplied to GM.

Solid Waste

Suppliers will implement a systematic approach to identify, manage, reduce, and responsibly dispose of or recycle solid waste (non-hazardous).

Water Management

Suppliers will implement a water management program that documents, characterizes, and monitors water sources, use, and discharge; seeks opportunities to conserve water; and controls channels of contamination. Wastewater must be characterized, monitored, controlled, and treated as required prior to discharge or disposal. Suppliers will conduct routine monitoring of their wastewater treatment and containment systems for optimal performance and to meet regulatory compliance. Suppliers should effectively reuse and recycle water.

Supplier should prevent unpermitted discharges and mitigate the potential impacts of such discharges and from flooding caused by rainwater run-off.

Animal Welfare

Suppliers will respect the welfare of animals and provide humane treatment in line with the five animal freedoms formalized by the World Organization for Animal Health (OIE) concerning animal welfare which include: freedom from hunger, thirst and malnutrition; freedom from fear and distress; freedom from physical and thermal discomfort; freedom from pain, injury and disease; and freedom to express normal patterns of behavior. No animal should be raised and killed for the single purpose of being used in automotive products.

GM does not conduct or commission the use of animals in tests for research purposes or in the development of our vehicles, either directly or indirectly. Suppliers will not supply any raw materials, components, parts or assemblies to GM that involved testing on animals in its research or development.

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Continuous Improvement

Suppliers will take measures to increase innovation and efficiency throughout their companies and reduce their carbon footprint, energy use, water use, material use, wastes, and other emissions. Suppliers should have a sustainable procurement policy in place to communicate sustainability expectations through the supply chain. Suppliers will set sustainability goals, accurately track results, and report on progress.

RESPONSIBLE SOURCING

Due Diligence

Suppliers will implement a policy committing to the responsible sourcing of all minerals and materials in line with GM’s Conflict Minerals Policy and Responsible Minerals Sourcing Policy. These policies require conducting due diligence in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including its current supplements on tin, tantalum, tungsten and gold (3TG). Suppliers will disclose to GM, as necessary, updated smelter/refiner information for any 3TG mineral used in the production of its parts, materials, components, and products. Suppliers will also engage with sub-tier suppliers to conduct due diligence by providing reporting templates or other information upon request.

Land Rights

Suppliers will respect the communities in which they are based and serve. Suppliers will respect the land rights of individuals, indigenous people, and local communities in accordance with local laws, the ILO Indigenous and Tribal Peoples Convention (No. 169), and the United Nations Declaration on the Rights of Indigenous People. Suppliers will respect the rights of local communities to decent living conditions, education, employment, social activities, and the right to Free, Prior, and Informed Consent (FPIC) to developments that affect them and the lands on which they live, with particular consideration for the presence of vulnerable groups. Suppliers should also protect ecosystems, especially key biodiversity areas, impacted by their operations, and avoid illegal deforestation in accordance with international biodiversity regulations, including the IUCN Resolutions and Recommendations on biodiversity. Suppliers should routinely monitor and control their impact on soil quality to prevent soil erosion, nutrient degradation, subsidence, and contamination. Suppliers should routinely monitor and control the levels of industrial noise to avoid noise pollution.

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BUSINESS INTEGRITY

Anti-Corruption/Anti-Bribery

Suppliers will not tolerate corruption, bribery, money laundering, embezzlement, extortion, or fraud in any form. This includes giving or receiving anything of value, including money, gifts, or unlawful incentives to improperly influence negotiations or any other dealings with governments and government officials, customers, or any other third parties. Suppliers will implement monitoring, record keeping, and enforcement procedures to comply with anti-corruption laws.

Disclosure of Information

Suppliers will accurately disclose information regarding their labor, health and safety, environmental practices, business activities, structure, financial situation, and performance in accordance with applicable regulations. All of supplier business dealings will be transparently performed and accurately reflected on the supplier’s business books and records. Falsification of records or misrepresentation of conditions or practices in the supply chain are unacceptable.

Intellectual Property

Suppliers will respect intellectual property rights. Transfer of technology and know-how must be done in a manner that protects intellectual property rights, and customer and supplier information must be safeguarded.

Counterfeit Parts

Suppliers will never utilize counterfeit components in any product supplied to GM. Suppliers will also minimize the risk of introducing diverted parts and materials into deliverable products and adhere to relevant technical regulations in the product design process.

Privacy

Suppliers will protect the reasonable privacy expectations of personal information of everyone they do business with, including suppliers, customers, consumers, and employees. Suppliers will comply with privacy and information security laws and regulatory requirements when personal information is collected, stored, processed, transmitted, and shared.

Export Controls and Economic Sanctions

Suppliers will comply with all applicable restrictions on the export, re-export, release or other transfer of goods, software, services, and technology; all applicable economic sanctions restrictions involving certain territories, entities and individuals (to include conducting appropriate due diligence on third parties); and all other similar trade-related laws and regulations.

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Ethical Behavior

Suppliers will uphold the highest standards of integrity in all business interactions, including standards of fair business, advertising, and competition. Suppliers will avoid conflicts of interest and operate honestly and ethically throughout the supply chain and in accordance with applicable law, including those laws pertaining to anti-competitive business practices, respect for and protection of intellectual property, company and personal data, and export controls and economic sanctions. Suppliers will require that their employees avoid and disclose situations where their financial or other interests conflict with job responsibilities, or situations giving any appearance of impropriety.

Grievance Mechanisms and Non-Retaliation

Suppliers will provide a clearly communicated grievance mechanism, in local languages, for workers to utilize to report integrity concerns, human rights concerns, safety issues, and misconduct without fear of reprisal. Subject to any restrictions imposed by law, suppliers will provide workers with a safe, confidential, and anonymous environment to provide grievance and feedback and will reasonably protect whistleblower confidentiality. Suppliers will also have a process in place for subcontractors and the community associated with the supplier’s operations to raise concerns to the supplier. When creating such mechanisms, suppliers should consult potential or actual users on the design, implementation, or performance of the mechanism. Suppliers should periodically assess their grievance mechanism against the UN Guiding Principles’ effectiveness criteria. Suppliers will prohibit all forms of retaliation against those who raise concerns in good faith. Suppliers will also appropriately investigate reports and take corrective action, if needed. Suppliers will cascade these expectations through their own supply chain.

Reporting Concerns to GM

Subject to any restriction posed by law, suppliers will promptly inform GM of any concern related to issues governed by this Code and collaborate with GM in subsequent investigations. GM policy prohibits retaliation against any person reporting such a concern. To report a concern, suppliers can always speak directly to their GM Global Purchasing and Supply Chain representative. In addition, the GM Awareline allows employees, contractors, suppliers, and others to report concerns of misconduct affecting GM. Individuals can file a report 24 hours a day, 7 days a week by phone, web, or email. Individuals filing reports on the GM Awareline can remain anonymous, as permitted by law. The link to access information for GM’s Awareline is located here.

Addressing Impacts

When potential adverse impacts are discovered, suppliers will investigate, and where appropriate, will engage with potentially affected stakeholders and/or their representatives with the aim of identifying mutually agreeable solutions or remedies and providing for or cooperating in their remediation through legitimate processes. Suppliers will cascade this expectation through their own supply chains.

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MANAGEMENT SYSTEMS

Suppliers will develop and implement an appropriate internal management system to comply with applicable law and the content of this Code. Suppliers will be able to demonstrate compliance with this Code upon GM’s request and will take any action to correct any non-compliance. If requested, suppliers will complete questionnaires or participate in on-site assessment or audits.

The management system should contain the following elements:

Leadership Commitment

Suppliers will clearly identify senior executives and company representatives responsible for ensuring implementation of the management system and associated programs. Senior management should review the status of the management systems on a regular basis.

Stakeholder Engagement

Suppliers will continuously improve their sustainability and stakeholder engagement progress. GM also encourages suppliers to work closely with local communities to implement projects and strategies that improve the community and those who live there.

Risk Assessment and Management

Suppliers will have processes and strategies in place to identify and control business risk, legal compliance, environmental, health and safety, and labor practices and ethics risks associated with the supplier’s operations. Suppliers should determine the relative significance for each risk and implement appropriate procedural and physical controls to control the identified risks and meet regulatory compliance. Suppliers will continually monitor and enforce these standards in their operations and supply chain including subcontractors.

Improvement Objectives

Suppliers should conduct a periodic self-assessment, preferably administered through a third party, regarding conformity to legal and regulatory requirements, the content of this Code, and customer contractual requirements related to social and environmental responsibility.

Suppliers will also have a process for timely correction of deficiencies identified by internal or external assessments, inspections, investigations, and reviews.

Training

Suppliers will have programs for new and ongoing training of managers and workers to implement their policies, procedures, and improvement objectives and to meet applicable legal and regulatory requirements and comply with this Code and GM’s policies.

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Communication and Documentation

Suppliers will have a process for communicating clear and accurate information about their policies, practices, expectations, and performance to workers, suppliers, and customers. Suppliers will also create and maintain documents and records to meet regulatory compliance and conformity to company requirements along with appropriate confidentiality to protect privacy.

Supplier Responsibility

Suppliers will have a process to communicate these Code requirements through their supply chain and to require suppliers to adopt management systems and practices for compliance with this Code or requirements materially consistent with this Code. Upon request, suppliers will provide evidence of efforts to cascade this Code or requirements materially consistent with this Code through their supply chains.

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KEY POLICIES

This Supplier Code of Conduct draws upon several GM and internationally recognized policies and principles listed below.

GM Policies:

•	Code of Conduct - Winning with Integrity

•	Human Rights Policy

•	Conflict Minerals Policy

•	Responsible Minerals Sourcing Policy

•	Global Workplace Safety Policy

•	Non-Retaliation Policy

•	Anti-Slavery and Human Trafficking Statement

•	Anti-Harassment Policy

•	Global Privacy Policy

•	Global Information Security Policy

•	Product Cybersecurity Policy

•	Integrity Policy

•	Global Environmental Policy

International Policies:

•	Universal Declaration of Human Rights

•	International Covenant on Economic, Social and Cultural Rights

•	UN Guiding Principles on Business and Human Rights

•	UN Declaration on Rights of Indigenous Peoples

•	UN Convention on the Elimination of all Forms of Discrimination against Women

•	UN Convention on the Rights of the Child

•	UN International Convention on the Elimination of All Forms of Racial Discrimination

•	UN Convention on the Rights of Persons with Disabilities

•	ILO Declaration on Fundamental Principles and Rights at Work

•	ILO Indigenous and Tribal Populations Convention (No. 107)

•	ILO Indigenous and Tribal Peoples Convention (No. 169)

•	OECD Guidelines for Multinational Enterprises

•	OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High-Risk Areas

•	Automotive Industry Guiding Principles

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SCHEDULE F

Payment Principles

1.	For Services provided by Manager to LNC, LNC shall pay or cause to be paid any consideration therefor to Manager; and

2.

For Services provided by Manager to any other Company Group Member, LNC shall pay or cause to be paid any consideration therefor to such Company Group Member, and then such Company Group Member shall pay such amount to Manager; in each case, as and to the extent such payments are permitted by the DOE Loan; provided that, subject to Section 7.15 of the Company LLC Agreement, nothing in this Schedule F shall limit the obligations of the Company to make payments to Manager required under this Agreement.